AH
12-10-02

02053084

VF 12-6-02

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ATES
NGE COMMISSION
C. 20549

SEC FILE NUMBER
8- 50464

SEC MAIL PROCESSING SECTION RECEIVED NOV 29 2002 WASH. D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wall Street Electronica, Inc.
(Wallstreet)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7242 S.W. 42nd Terrace
(No. and Street)

Miami, FL 33155
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carlos F. Otalvaro 305-663-1018
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen R. Rotroff, CPA, P.A.
(Name — *if individual, state last, first, middle name*)

130 Wimbledon Circle, Heathrow, FL 32746
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
DEC 13 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VP

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carlos F. Otalvaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Electronica, Inc., as of September 30, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

PRITPAL S. AHDI
MY COMMISSION # CC 955187
EXPIRES: August 11, 2004
Bonded Thru Budget Notary Services
NOTARY PUBLIC STATE OF FLORIDA

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALLSTREET ELECTRONICA, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2002
AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANT

WALLSTREET ELECTRONICA, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

TABLE OF CONTENTS

STEPHEN R. ROTROFF, CPA, P. A.
130 WIMBLEDON CIRCLE
HEATHROW, FLORIDA 32746
407.942.0016

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To The Stockholders and Board of Directors
WallStreet Electronica, Inc.

I have audited the accompanying statement of financial condition of WallStreet Electronica, Inc. as of September 30, 2002, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WallStreet Electronica, Inc. at September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Stephen R. Rotroff, CPA, P.A.

November 18, 2002

WALLSTREET ELECTRONICA, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

ASSETS

Cash	$ 238,815
Marketable securities held for trading	15,190
Receivables from clearing broker	22,310
Other current assets	1,382
Restricted cash	88,225
Equipment, net of accumulated depreciation of $436	2,138
Securities at cost	9,800
	$ 377,860

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 259,000
Total liabilities	259,000
Stockholders' equity:	
Common stock, par value $.001, 1,000 shares issued and outstanding	1
Additional paid-in capital	106,599
Retained earnings	12,260
Total stockholders' equity	118,860
	$ 377,860

The accompanying notes are an integral part of these financial statements.

WALLSTREET ELECTRONICA, INC.
INCOME STATEMENT
FOR THE YEAR ENDED SEPTEMBER 30, 2002

REVENUES:	
Commissions	$ 1,937,747
Interest and dividends	115,332
Fees	79,669
Service charges	57,405
Other	6,109
Total revenue	2,196,262
EXPENSES:	
Commissions and fees	969,635
Consulting and outsourcing	516,988
Clearing costs	262,240
Communications	130,694
Rent	42,123
Legal and professional	41,333
Advertising and promotion	37,723
Quotations and research	35,010
Other general and administrative	111,281
Total expenses	2,147,027
Net income before income taxes	49,235
Provision for income taxes	(3,000)
Net income	$ 46,235

The accompanying notes are an integral part of these financial statements.

WALLSTREET ELECTRONICA, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2002

	Shares Outstanding	Value	Additional Paid-In Capital	Retained Earnings	Total
Balance, October 1, 2001	1,000	$ 1	$ 69,999	$ (33,975)	$ 36,025
Capital contribution	-	-	36,600	-	36,600
Net income	-	-	-	46,235	46,235
Balance, September 30, 2002	1,000	$ 1	$ 106,599	$ 12,260	$ 118,860

The accompan ying notes are an integral part of these financial statements.

WALLSTREET ELECTRONICA, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Operating activities:	
Net Income	$ 46,235
Adjustments to reconcile net income to net cash provided by (used in) opeating activities:	
Depreciation	114
Change in assets and liabilities:	
Marketable securities held for trading	(15,190)
Receivables from clearing broker	(8,317)
Other current assets	1,645
Restricted cash	(88,225)
Acccount payables and accrued expenses	245,285
Net cash provided by (used in) operating activities	181,547
Cash flow from financing activities:	
Capital contribution	36,600
Net cash provided by financing activities	36,600
Net increase in cash and cash equivalents	218,147
Cash and cash equivalents at beginning of year	20,668
Cash and cash equivalents at end of year	$ 238,815
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 377
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Wallstreet Electronica, Inc. (the "Company") was incorporated on August 14, 1997 in the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers.

The Company operates four offices in Miami and Coral Gables, Florida. The Company provides online Internet brokerage services to individuals and corporate customers, and it also provides support to stock brokers, investment advisors, money managers and financial institutions who need efficient handling of their transactions for their clients over the Internet. The Company has partnered with Broker WebStation and BellSouth to offer web hosting services and internet data circuits to its customers. The Company is an introducing broker-dealer and clears its trades through U. S. Clearing, a division of Fleet Securities, Inc. (the "Clearing Broker").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – Cash and cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Marketable securities – Marketable securities represent mutual funds held for trading purposes. Marketable securities are recorded at fair value and investment income is recorded in earnings as incurred.

Receivables from clearing broker – Receivables from clearing broker represent monies due the Company from the Clearing Broker. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual collections.

Furniture and equipment – Furniture and equipment are recorded at cost. Depreciation is provided on a straight-line basis over five years. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

Investment in securities – Investment in securities represents non-trading stock and warrants purchased as an investment from NASDAQ. The securities are carried at cost since it is not practicable to estimate fair value.

Securities transactions - Securities transactions are recorded on a trade date basis.

Advertising and promotion costs -Advertising and promotion costs are expensed as incurred. During the twelve months ended September 30, 2002, the Company recorded advertising and promotion costs of $37,723.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes – The Company accounts for income taxes according to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Fair value of financial instruments - All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company utilizes equipment, fixed assets, facilities and technology owned by a 50% stockholder and officer in its daily operations. No contract or agreement exists specifying the payments required for such usage and during the year ended September 30, 2002 no payments were made for the usage. Additionally, the Company contracts for advertising and promotional support from a related party. During the year ended September 30, 2002, total payments made to the related party were approximately $15,000 and $1,000 was payable as of September 30, 2002.

4. RESTRICTED CASH

The Company has agreed to maintain a $100,000 deposit with the Clearing Broker. As of September 30, 2002, the Company had deposited $88,225 with the Clearing Broker and the Clearing Broker had agreed to deduct $5,000 per month from money due the Company on commissions earned and payable until the amount reaches $100,000.

5. EQUITY

During the year ended September 30, 2002, two stockholders made a capital contribution of $36,600.

6. INCOME TAXES

At September 30, 2002, the Company used its operating loss carryforwards of approximately $34,000 and applied them against taxable income. The Company's federal income tax rate was calculated at 15% and the state income tax rate was approximately 4.7% after giving effect to the federal tax deduction. Estimated income taxes due are $2,225 for federal income taxes and $725 for state income taxes. Temporary differences are immaterial.

7. CONCENTRATION OF BUSINESS AND CREDIT RISK

One customer accounted for 35% of the Company's income and 55% of the commissions paid by the Company during the fiscal year ended September 30, 2002.

At September 30, 2002, the Company has $128,705 on deposit with a bank in excess of the amount insured by the FDIC. However, management of the Company believes the excess deposits to be secure since the deposits are with a large regional bank.

8. OFF-BALANCE-SHEET RISK

The Company's customer activities handled through the Clearing Broker involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Management of the Company has developed a multiple management and risk control system that management believes minimizes the off-balance-sheet risk.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 uniform net capital rule, which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. As of September 30, 2002, the Company had net capital of $103,008, as defined by the SEC, which was $85,733 in excess of its minimum net capital requirement. The Company's ratio of aggregate indebtedness to net capital was 2.5 to 1.

10. RECONCILIATION OF NET CAPITAL

The difference in the net capital computation shown on the Company's September 30, 2002 FOCUS IIA, and the computation shown in the attached audited financial statements resulted from accruing income taxes payable as a result of the audit findings.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of September 30, 2002

WALLSTREET ELECTRONICA, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2002

Computation of Net Capital:

Total stockholders' equity qualified for net capital	$ 118,860
Deductions:	
Non-allowable assets:	
OTC rebate	(199)
Unsecured debit	(53)
Furniture and equipment	(2,138)
Other assets	(11,183)
Total non-allowable assets	(13,573)
Net capital before haircuts on securities positions	105,287
Haircut on money market funds (2%)	(2,279)
Net capital	103,008
Minimum net capital required (6 2/3% of aggregated indebtedness)	17,275
Minimum net capital required of reporting broker dealer	5,000
Net capital requirement	17,275
Excess net capital	$ 85,733
Excess net capital at 1,000 percent	$ 77,108

Aggregate Indebtedness:

Total aggregated indebtedness included in Statement of Financial Condition	$ 259,000
Ratio of aggregated indebtedness to net capital	2.5 to 1

Reconciliation:

Net capital, per page 10 of the September 30, 2002 unaudited Focus IIA Report, as filed and amended	$ 106,008
Net audit adjustments	(3,000)
Net capital, per September 30, 2002 audited report, as filed	$ 103,008

WALLSTREET ELECTRONICA, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF SEPTEMBER 30, 2002

WallStreet Electronica, Inc. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession and control computations.

Stephen R. Rotroff, CPA, P. A.
130 WIMBLEDON CIRCLE
HEATHROW, FLORIDA 32746
407.942.0016

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
WallStreet Electronica, Inc.

In planning and performing my audit of the financial statements of WallStreet Electronica, Inc. (the "Company") for the year ended September 30, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Stephen R. Rotuff, CPA, P.A.

November 18, 2002